EXHIBIT 99.1

NEWS RELEASE
For Immediate Release


                          ATLANTIC AMERICAN TO ACQUIRE
                   AMERICAN INDEPENDENT LIFE INSURANCE COMPANY

ATLANTA, Georgia, July 15, 1997--Atlantic American Corporation (NASDAQ-AAME) today announced that its principal life insurance subsidiary, Bankers Fidelity Life Insurance Company, had reached a definitive agreement to acquire American Independent Life Insurance Company for an approximate consideration of $3.6 million in a combination of cash and a promissory note. Headquartered in King of Prussia, Pennsylvania, American Independent Life Insurance Company specializes in traditional life insurance and supplemental health insurance including Medicare supplement and long-term care insurance, all of which will complement Bankers Fidelity's existing book of business. The proposed acquisition will expand Bankers Fidelity's geographic presence by five states (Arizona, Delaware, Colorado, Idaho and Pennsylvania) bringing the total states in which the company will be licensed to sell insurance to 33. The transaction, which has received approval from the Board of Directors of each company, is subject to regulatory approval and is expected to be completed by the end of the third quarter of 1997.

Commenting on the announcement, Hilton H. Howell, Jr., president and chief executive officer of Atlantic American Corporation, stated, "We believe that American Independent will be an outstanding fit with Bankers Fidelity. American Independent had revenues of $5.5 million and operating expenses of approximately $1.2 million in 1996, and we expect that the acquisition will result in an increase in Bankers Fidelity's revenues while allowing us to achieve operating efficiencies through the consolidation of American Independent's administrative functions here in our offices in Atlanta." Howell continued, "This transaction complements our strategy to grow through selected acquisitions and through our ability to offer new and enhanced insurance products."

Eugene Choate, president of Bankers Fidelity, said, "We are very pleased with this acquisition. The benefits of this transaction are exactly in line with our objectives which include expanding our geographic presence and insurance products. Furthermore, as we continue to grow the company, we will be able to achieve greater back office operating efficiencies by spreading our costs over a larger revenue base." In closing, Choate stated, "It will give us access to agents in new states and will help us build the distribution size we need."

Atlantic American is an insurance holding company involved in specialty markets of the life, health, property and casualty insurance industries. Its principal subsidiaries include American Southern Insurance Company, American Safety Insurance Company, Bankers Fidelity Life Insurance Company and Georgia Casualty & Surety Company.

For further information contact:

      John W. Hancock                           Janice Kuntz/Cindy Irwin
      Senior Vice President and Treasurer       Golin/Harris Communications
      Atlantic American Corporation             (404) 681-3808
      (404) 266-5738